Exhibit 99.1

Vantage Corp Announces $1 Million Share Repurchase Program

Singapore – November 5, 2025 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, today announced that its Board of Directors has authorized a share repurchase program of up to $1 million of Vantage’s Class A ordinary shares. The program will be in effect through December 31, 2026.

Vantage Corp CEO Andre D’Rozario commented: “Given the recent volatility in our share price, we believe our stock is significantly undervalued relative to the strength of our fundamentals and long-term growth prospects. The Board’s decision to implement a share repurchase program reflects our continued confidence in our business, commitment to delivering long-term value for our shareholders, and our conviction in the company by directly investing in it. Our financial health remains strong, and we continue to see significant opportunities ahead to drive sustainable, long-term growth and value for our shareholders.”

Under this share repurchase program, the Company may repurchase shares from time to time through open market purchases at prevailing market prices, privately negotiated transactions or by other means, in accordance with applicable securities laws. The actual timing and number of shares repurchased will be determined at the discretion of the Company’s management, based on several factors, including market conditions, the market price and trading volume of the Company’s Class A ordinary shares, other investment opportunities, legal and regulatory requirements, business outlook, and capital allocation priorities, etc. The share repurchase program does not obligate the Company to repurchase any specific number of shares and may be suspended or discontinued at any time. The Company expects to utilize its existing cash and cash equivalents to fund any repurchases under the share repurchase program.

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal ink between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore) and Vantage Nexus Commercial Brokers Co., L.L.C (UAE). Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://www.vantageshipbrokers.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com